UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)
K-Tron International, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
482730108
(CUSIP Number)
Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 8, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Edward B. Cloues, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		10,100 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,387 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		223,287 Shares

WITH	10	SHARED DISPOSITIVE POWER

23,200 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

246,487 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
     This statement relates to the common stock, $.01 par value (the “Common Stock”), of K-Tron International, Inc., a New Jersey corporation (the “Issuer”). The principal executive office of the Issuer is located at Routes 55 & 553, Pitman, New Jersey 08071-0888.
Item 2. Identity and Background.
     (a) This statement is being filed by Edward B. Cloues, II (the “Filing Person”).
     (b) The principal business address of the Filing Person is Routes 55 & 553, Pitman, New Jersey 08071-0888. The present principal occupation of the Filing Person is Chairman of the Board and Chief Executive Officer of the Issuer. During the last five years, the Filing Person has not been convicted in a criminal proceeding.
     (c) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (d) The Filing Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4. Purpose of Transaction.
     On January 8, 2010, the Issuer, Hillenbrand, Inc., an Indiana corporation (“Hillenbrand”), and Krusher Acquisition Corp., a New Jersey corporation and a direct, wholly owned subsidiary of Hillenbrand (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Issuer, the separate corporate existence of Merger Sub shall cease and the Issuer shall be the surviving corporation of the merger (the “Merger”).
     The closing of the Merger is subject to (i) the requisite approval by the shareholders of the Issuer, (ii) the absence of certain legal impediments to the consummation of the Merger, (iii) regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) other customary closing conditions. Upon the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Hillenbrand.
     At the effective time of the Merger, each share of Common Stock will be converted into the right to receive $150.00 in cash, which price may be adjusted in specified circumstances as per the terms of the Merger Agreement (the “Merger Consideration”). In addition, options to acquire Common Stock, stock appreciation rights for shares of Common Stock, Issuer restricted stock unit awards and shares of unvested restricted Common Stock, in each case that are outstanding immediately prior to the consummation of the Merger, will be converted to the right to receive cash based on the Merger Consideration and the formulas contained in the Merger Agreement.
     Pursuant to the terms of the Merger Agreement, at the effective time, (i) the Certificate of Incorporation of the surviving corporation will be amended and restated in the form set forth in Exhibit C to the Merger Agreement, (ii) the bylaws of Merger Sub will become the bylaws of the surviving corporation, and (iii) the directors of Merger Sub immediately prior to the Effective Time will become the directors of the surviving corporation. Following the consummation of the Merger, the Issuer’s Common Stock will be delisted from NASDAQ Global Select Market on which it trades as of the date hereof.
     In connection with the Merger Agreement, on January 8, 2010, the Filing Person entered into a Voting Agreement with Hillenbrand, Merger Sub and all other directors and executive officers of the Issuer pursuant to which the Filing Person agreed, in his capacity as shareholder, and subject to certain conditions therein, to vote or cause to be voted 213,187 shares of his Common Stock holdings (the “Subject Shares”) in favor of the approval of the Merger Agreement and the transactions contemplated thereby.
     Under the terms of the Voting Agreement, the Filing Person has agreed to certain restrictions on the transferability of his shares of Common Stock and the transferability of certain voting rights and has granted Hillenbrand an irrevocable proxy with respect to the Subject Shares. The irrevocable proxy permits Hillenbrand to vote the Subject Shares in the manner set forth above in this Item 4. The Voting Agreement terminates upon the earlier of (a) termination of the Merger Agreement or (b) the effective time of the Merger.
     The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement, listed as Exhibit 2.1 hereto, and the Voting Agreement, listed as Exhibit 10.1 hereto, are incorporated by reference to Exhibit 2.1 and Exhibit 10.1, respectively, of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2010 (the “January 12 Form 8-K”).
Item 5. Interest in Securities of the Issuer.
     (a) The Filing Person beneficially owns in the aggregate 246,487 shares of Common Stock, which constitute 8.7% of the outstanding shares of Common Stock, based upon 2,838,683 shares of Common Stock outstanding as of January 8, 2010, and calculated in accordance with Rule 13d-3(d)(i)(D).
     As a result of the Voting Agreement, the Filing Person and the other directors and executive officers of the Issuer that are signatories to the Voting Agreement (such directors and officers collectively, the “D&O Parties”) may be deemed to constitute a “group” under Rule 13d-5(b)(1) that collectively beneficially owns 357,720 shares of Common Stock, or 12.6% of the outstanding shares of Common Stock, based upon 2,838,683 shares of Common Stock outstanding as of January 8, 2010, and calculated in accordance with Rule 13d-3(d)(i)(D).

Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that the Filing Person is a member of a group with the D&O Parties for purposes of Section 13(d) of the Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that the Filing Person is the beneficial owner of any Common Stock beneficially owned by any of the other D&O Parties for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (b) The Filing Person has sole power to vote or direct the vote of 10,100 shares reported herein, which consist of (i) 10,000 shares underlying stock options presently exercisable or exercisable within 60 days following the date hereof and (ii) 100 shares of Common Stock.
     The Filing Person has sole power to dispose or direct the disposition of 223,287 shares reported herein, including (i) 204,287 shares of Common Stock, (ii) 10,000 shares underlying stock options presently exercisable or exercisable within 60 days following the date hereof, and (iii) 9,000 shares of restricted Common Stock held pursuant to three separate restricted stock grants of 3,000 shares each with vesting dates of May 5, 2010, May 11, 2011 and July 17, 2012, respectively. The Voting Agreement limits the Filing Person’s power to dispose of a portion of the shares over which he has sole dispositive power, including 204,187 shares of Common Stock and 9,000 shares of restricted Common Stock. The Filing Person’s power to dispose of the 9,000 shares of restricted Common Stock is limited further as he may not dispose of the shares until they vest.
     The Filing Person has shared power to vote or direct the vote of 236,387 shares of Common Stock, including 213,187 shares owned directly (such shares being the Subject Shares referred to above) and 23,200 shares that the Filing Person indirectly beneficially owns pursuant to powers of attorney granted to him by each of Mrs. Jeannette C. Cloues (“Mrs. Cloues”) and Mrs. Jan W. Beebe (“Mrs. Beebe”). The Filing Person also has shared power to dispose or direct the disposition of the 23,200 shares that he indirectly beneficially owns.
     The Filing Person shares the power to vote 213,187 shares (the Subject Shares) with Hillenbrand by virtue of the proxy granted to Hillenbrand pursuant to the Voting Agreement. The Subject Shares include 204,187 shares of Common Stock and 9,000 shares of restricted Common Stock owned directly by the Filing Person. Hillenbrand may be deemed to have beneficial ownership of the Subject Shares in connection with the Voting Agreement, which is described in Item 4 herein and incorporated by reference. Hillenbrand is an Indiana corporation with its principal office located at One Batesville Boulevard, Batesville, Indiana 47006. Hillenbrand’s principal business is the death care industry, which includes the manufacture, distribution and sale of funeral service products. During the last five years, neither Hillenbrand nor its predecessor entity, Hillenbrand Industries, Inc. (“Former Parent”), has been convicted in a criminal proceeding. In addition, during the last five years, neither Hillenbrand nor its Former Parent has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The statements regarding Hillenbrand and its Former Parent in the preceding two sentences are subject to the accuracy of the representations made by Hillenbrand to the Filing Person, and the Filing Person can not

personally attest to the truthfulness of these statements, and does not assume or accept any responsibility for the accuracy of the representations made by Hillenbrand.
     The Filing Person shares the power to vote and dispose of 22,000 shares with Mrs. Beebe, who currently resides in the state of Texas. All communications directed to Mrs. Beebe in connection with this amendment shall be addressed to Mrs. Jan W. Beebe, K-Tron International, Inc. Routes 55 & 553, Pitman, New Jersey 08071-0888, c/o Edward B. Cloues, II. Mrs. Beebe is retired and is a citizen of the United States. During the last five years, Mrs. Beebe has not been convicted in a criminal proceeding. In addition, during the last five years, Mrs. Beebe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Filing Person is not related to Mrs. Beebe.
     The Filing Person shares the power to vote and dispose of 1,200 shares with Mrs. Cloues, who is the mother of the Filing Person and currently resides in the state of New Hampshire. All communications directed to Mrs. Cloues in connection with this amendment shall be addressed to Mrs. Jeannette C. Cloues, K-Tron International, Inc. Routes 55 & 553, Pitman, New Jersey 08071-0888, c/o Edward B. Cloues, II. Mrs. Cloues is retired and is a citizen of the United States. During the last five years, Mrs. Cloues has not been convicted in a criminal proceeding. In addition, during the last five years, Mrs. Cloues has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (c) Neither the Filing Person nor Mrs. Beebe nor Mrs. Cloues has undertaken any transactions in shares of Common Stock during the 60 days preceding the date hereof.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with the Merger Agreement, the Filing Person entered into the Voting Agreement, which is described in Items 4 and 5 above and incorporated herein by reference. The Voting Agreement was filed as Exhibit 10.1 to the January 12 Form 8-K.
     The Filing Person has been appointed Attorney-in-Fact by Mrs. Beebe pursuant to an Asset Management Durable General Power of Attorney dated June 28, 2001 (the “Beebe Power of Attorney”). Under the Beebe Power of Attorney, the Filing Person is authorized to transact all of Mrs. Beebe’s business and manage all of Mrs. Beebe’s property and affairs, including: taking custody of Mrs. Beebe’s stocks; selling, surrendering or exchanging any such stocks; signing and delivering assignments or stock powers and other documents required for sale, assignment, surrender or exchange; purchasing stocks; providing instructions regarding the registration of stock and the mailing of dividends; representing Mrs. Beebe at shareholders’ meetings and voting proxies on Mrs. Beebe’s behalf; and generally handling or managing Mrs. Beebe’s investments. Mrs. Beebe shares the above powers with the Filing Person.
     Mrs. Beebe currently holds 22,000 shares of Common Stock. As a result of the Beebe Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 22,000 shares of Common Stock held by Mrs. Beebe. Unless earlier revoked, the Beebe Power of Attorney terminates at the death of the principal. The Filing Person will hold the power granted under the Beebe Power of Attorney until such termination or until a successor agent is appointed.
     The Filing Person has been appointed Attorney-in-Fact by Mrs. Cloues pursuant to a Durable Power of Attorney dated May 22, 1995 (the “Cloues Power of Attorney”). Under the Cloues Power of Attorney, the Filing Person is authorized to transact all of Mrs. Cloues’ business and manage all of Mrs. Cloues’ property and affairs, including: demanding, receiving, collecting and holding any and all monies, securities and real and personal property of any nature whatsoever belonging to Mrs. Cloues or in which she has an interest; dealing generally in all respects without restriction in any property in which she has an interest; carrying bank accounts; making deposits and disbursements of money; and generally handling and managing Mrs. Cloues’ investments. Mrs. Cloues shares the above powers with the Filing Person.
     Mrs. Cloues currently holds 1,200 shares of Common Stock. As a result of the Cloues Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 1,200 shares of Common Stock held by Mrs. Cloues. Unless earlier revoked, the Cloues Power of Attorney terminates at the death of the principal.
     The Filing Person has been awarded Restricted Stock grants, each of which was issued pursuant to a Form of Restricted Stock Award that provides for certain restrictions on transfer and for accelerated vesting of shares on a Change of Control (as defined therein). The Merger will be a Change of Control under these Restricted Stock Awards and unvested shares of restricted stock held by the Filing Person immediately prior to the Effective Time will vest in connection with the consummation of the Merger. The following table summarizes the terms of each Restricted Stock Award issued to the Filing Person by the Issuer as of the date hereof:

	No. of
Date	Shares	Vesting Schedule
4/14/2004	8,000	All shares vested on April 14, 2008 *
5/13/2005	3,000	All shares vested on May 13, 2009 *
5/5/2006	3,000	All shares vest on the earlier of May 5, 2010 or a Change of Control *
5/11/2007	3,000	All shares vest on the earlier of May 11, 2011 or a Change of Control **
7/17/2008	3,000	All shares vest on the earlier of July 17, 2012 or a Change of Control **

(*)	Grant issued pursuant to the Form of Restricted Stock Award under the K-Tron International, Inc. 1996 Amended and Restated Equity Compensation Plan,

as amended, filed as Exhibit 99.3 to the Schedule 13D/A (the “2009 Schedule 13D Amendment”), filed with the SEC on August 7, 2009 and incorporated herein by reference.

(**)	Grant issued pursuant to the Form of Restricted Stock Award under the K-Tron International, Inc. 2006 Equity Compensation Plan, as amended, filed as Exhibit 99.4 to the 2009 Schedule 13D Amendment and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
2.1	Agreement and Plan of Merger, dated as of January 8, 2010, by and among Hillenbrand, Merger Sub and Issuer (Filed as Exhibit 2.1 to the January 12 Form 8-K and incorporated herein by reference)

10.1	Voting Agreement, dated as of January 8, 2010, by and among Hillenbrand, Merger Sub, the Filing Person and certain shareholders of the Issuer (Filed as Exhibit 10.1 to the January 12 Form 8-K and incorporated herein by reference)

99.1	Asset Management Durable General Power of Attorney of Jan W. Beebe, dated June 28, 2001 (Filed as Exhibit 99.1 to the Schedule 13D, filed with the SEC on July 27, 2001 and incorporated herein by reference)

99.2	Durable Power of Attorney of Jeannette C. Cloues, dated May 22, 1995 (Filed as Exhibit 99.2 to the 2009 Schedule 13D Amendment and incorporated herein by reference)

99.3	Form of Restricted Stock Award under the K-Tron International, Inc. 1996 Amended and Restated Equity Compensation Plan, as amended (Filed as Exhibit 99.3 to the 2009 Schedule 13D Amendment and incorporated herein by reference)

99.4	Form of Restricted Stock Award under the K-Tron International, Inc. 2006 Equity Compensation Plan, as amended (Filed as Exhibit 99.4 to the 2009 Schedule 13D Amendment and incorporated herein by reference)

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2010 (Date)

/s/ EDWARD B. CLOUES, II (Signature)

Edward B. Cloues, II (Name and Title)